51-102F3
MATERIAL CHANGE REPORT

Item 1  Name and Address of Company

Qwick Media Inc. (the “Company”)
104 – 8331 Eastlake Drive
Burnaby, BC  V5A 4W2

Item 2  Date of Material Change

February 11, 2019

Item 3  News Release

The news releases were disseminated on March 1, 2019 through Stockwatch and Market News.

Item 4  Summary of Material Change

The Company announced that it has it has signed a share purchase agreement (the “Agreement”) dated February 11, 2019 with SFE Global Inc. (“SFE Global”) pursuant to which the Company proposes to purchase all of the issued and outstanding securities of SFE Global (the “SFE Securities”) from the owners of SFE Global (the “Transaction”). The Agreement provides that the Company will pay an aggregate of $1,000 cash pro-rata to the three shareholders of SFE Global in exchange for all of the issued and outstanding SFE Securities. Completion of the Transaction remains subject to, among other things, satisfactory due diligence by the parties, approval of the Canadian Securities Exchange (the “CSE”) and approval of the shareholders of the Company, if applicable, and other conditions which are customary for transactions of this nature.

Closing of the proposed Transaction is expected to be on or before March 15, 2019. No finder’s fee will be paid in connection with the Transaction.

Rationale for the Transaction

SFE Global, an environmental services provider to city and county water and sewer infrastructures headquartered in Washington State, provides services in underground water, storm and sanitary lines throughout the western United States and holds a contractor’s licence for California. These services include monitoring and data acquisition through its proprietary software platform GODATA. SFE Global is an industry leader in line pigging and advanced verification methods of lines.

The Company, a company located in Burnaby, British Columbia, has developed proprietary software platforms (QwickManager) which is designed to run private to public devices such as interactive and digital DOOH displays including design and manufacturing of self-serve POS (point of sale) kiosk networks.

The Transaction brings together two companies and their senior leadership teams with complementary software, services and manufacturing that will expand the growth potential for both companies. Together, these two cloud based software network platforms combined with manufacturing and services capabilities allows both companies to offer North American combined services in the growing Smart City technologies through IOT applications.

Networks play a key role in helping to connect cities’ assets to applications, city service providers and, ultimately, citizens. Networks connect systems, machines, devices, sensors and facilities. As a result, they provide a medium for real-time communication, information-gathering, processing and sharing. Converging all of these networks on a single connectivity platform has many advantages.

Each of Ross Tocher, the Chief Executive Officer and a director of the Company, Glenn Cumyn and Kevin McMillan, directors of the Company, is considered to be a “related party” within the meaning of Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions (“MI 61-101”) in that companies controlled by each of Messrs. Tocher, Cumyn and McMillan are shareholders of SFE Global, and the consideration paid to Messrs. Tocher, Cumyn and McMillan will be considered a “related party transaction” within the meaning of MI 61-101 but is expected to be exempt from the valuation requirement of MI 61-101 by virtue of the exemption contained in section 5.5(b) as the Company’s shares are not listed on a specified market and from the minority shareholder approval requirements of MI 61-101 by virtue of the exemption contained in section 5.7(a) of MI 61-101 in that the fair market value of the consideration paid to the related parties will not exceed 25% of the Company’s market capitalization.

Item 5  Full Description of Material Change

5.1         Full Description of Material Change

The material change is fully described in Item 4 above and in the attached News Releases.

Disclosure Required by MI 61-101

Pursuant to MI 61-101, the Transaction will constitute a “related party transaction”, as companies controlled by each of Messrs. Tocher, Cumyn and McMillan are shareholders of SFE Global, and the consideration paid to Messrs. Tocher, Cumyn and McMillan will be considered a “related party transaction” within the meaning of MI 61-101 but is expected to be exempt from the valuation requirement of MI 61-101 by virtue of the exemption contained in section 5.5(b) as the Company’s shares are not listed on a specified market and from the minority shareholder approval requirements of MI 61-101 by virtue of the exemption contained in section 5.7(a) of MI 61-101 in that the fair market value of the consideration paid to the related parties will not exceed 25% of the Company’s market capitalization.

The following supplementary information is provided in accordance with Section 5.2 of MI 61‐101.

(a)	a description of the transaction and its material terms:

See Item 4 above for a description of the Transaction.

(b)	the purpose and business reasons for the transaction:

See Item 4 above for a description of the Transaction.

(c)	the anticipated effect of the transaction on the issuer’s business and affairs:

Following completion of the Transaction, it is anticipated that SFE Global will be a wholly-owned subsidiary of the Company and that the principal business of the Company will be the business of the Company and SFE Global.  See Item 4 above for a description of the Transaction.

(d)	a description of:

(i)	the interest in the transaction of every interested party and of the related parties and associated entities of the interested parties:

R.J. Tocher Holdings Ltd., a company wholly owned by Ross J. Tocher, the Chief Executive Officer and director of the Company, will receive $333.33.

Cumyn Holdings Ltd., a company wholly owned by Glenn Cumyn, a director of the Company, will receive $333.33.

914676 Alberta Ltd., a company wholly owned by Kevin McMillan, a director of the Company, will receive $333.33.

(ii)
the anticipated effect of the transaction on the percentage of securities of the issuer, or of an affiliated entity of the issuer, beneficially owned or controlled by each person or company referred to in subparagraph (i) for which there would be a material change in that percentage:

As the consideration for the Target shares is cash only, the percentage of securities of the Company held by each of Messrs. Tocher, Cumyn and McMillan will not change.

(e)
unless this information will be included in another disclosure document for the transaction, a discussion of the review and approval process adopted by the board of directors and the special committee, if any, of the issuer for the transaction, including a discussion of any materially contrary view or abstention by a director and any material disagreement between the board and the special committee:

Each of Messrs. Tocher, Cumyn and McMillan abstained on the resolution of the board of directors approving the Agreement and the payment of the cash consideration to each of them.  A special committee was not established in connection with the approval of the Agreement, and no materially contrary view or abstention was expressed or made by any director.

(f)
a summary in accordance with section 6.5 of MI 61‐101, of the formal valuation, if any, obtained for the transaction, unless the formal valuation is included in its entirety in the material change report or will be included in its entirety in another disclosure document for the transaction:

Not applicable.

(g)	disclosure, in accordance with section 6.8 of MI 61‐101, of every prior valuation in respect of the issuer that related to the subject matter of or is otherwise relevant to the transaction:

(i)	that has been made in the 24 months before the date of the material change report:

Not applicable.

(ii)	the existence of which is known, after reasonable enquiry, to the issuer or to any director or officer of the issuer:

Not applicable.

(h)
the general nature and material terms of any agreement entered into by the issuer, or a related party of the issuer, with an interested party or a joint actor with an interested party, in connection with the transaction:

The Company entered into the Agreement with SFE Global with respect to the Transaction.  See Item 4 for a description of the Agreement and its material terms.

(i)
disclosure of the formal valuation and minority approval exemptions, if any, on which the issuer is relying under sections 5.5 and 5.7 of MI 61‐101 respectively, and the facts supporting reliance on the exemptions:

The Transaction is exempt from the valuation and minority shareholder approval requirements of MI 61-101 by virtue of the exemptions contained in Sections 5.5(b) as the Company’s shares are not listed on a specified market and from the minority shareholder approval requirements of MI 61-101 by virtue of the exemption contained in section 5.7(a) of MI 61-101 in that the fair market value of the consideration paid to the related parties did not exceed 25% of the Company’s market capitalization.

As this material change report is being filed less than 21 days before the anticipated closing of the Transaction, there is a requirement under MI 61-101 to explain why the shorter period is reasonable or necessary in the circumstances. In the view of the Company, such shorter period is reasonable and necessary in the circumstances because the Company wishes to complete the Transaction in a timely manner.

5.2        Disclosure for Restructuring Transactions

N/A

Item 6  Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7  Omitted Information

None

Item 8  Executive Officer

Ross Tocher
CEO
Phone: 604.818.4909

Item 9  Date of Report

March 5, 2019

QWICK MEDIA INC.

CSE (CNSX): SNP
OTC: QWICKF

NEWS RELEASE

QWICK MEDIA ANNOUNCES ENTRY INTO AGREEMENT TO ACQUIRE SFE GLOBAL

Vancouver, BC, March 1, 2019 – Qwick Media Inc. (CSE: QMI; OTC: QWICKF) (the “Company” or “Qwick”) is pleased to announce that it has signed a share purchase agreement (the “Agreement”) dated February 11, 2019 with SFE Global Inc. (“SFE Global”) pursuant to which the Company proposes to purchase all of the issued and outstanding securities of SFE Global (the “SFE Securities”) from the owners of SFE Global (the “Transaction”). The Agreement provides that the Company will pay an aggregate of $1,000 pro-rata to the shareholders of SFE Global in exchange for all of the issued and outstanding SFE Securities.  Completion of the Transaction remains subject to, among other things, satisfactory due diligence by the parties, approval of the Canadian Securities Exchange, (the “CSE”) and approval of the shareholders of the Company, if applicable, and other conditions which are customary for transactions of this nature.

Closing of the proposed Transaction is expected to be on or before March 15, 2019. No finder’s fee will be paid in connection with the Transaction.

Rationale for the Transaction

SFE Global, an environmental services provider to city and county water and sewer infrastructures headquartered in Washington State, provides services in underground water, storm and sanitary lines throughout the western United States and holds a contractor’s licence for California.  These services include monitoring and data acquisition through its proprietary software platform GODATA.  SFE Global is an industry leader in line pigging and advanced verification methods of lines.

Qwick, a company located in Burnaby, British Columbia, has developed proprietary software platforms (QwickManager) which is designed to run private to public devices such as interactive and digital DOOH displays including design and manufacturing of self-serve POS (point of sale) kiosk networks.

The Transaction brings together two companies and their senior leadership teams with complementary software, services and manufacturing that will expand the growth potential for both companies. Together, these two cloud based software network platforms combined with manufacturing and services capabilities allows both companies to offer North American combined services in the growing Smart City technologies through IOT applications.

Networks play a key role in helping to connect cities’ assets to applications, city service providers and, ultimately, citizens.  Networks connect systems, machines, devices, sensors and facilities.  As a result, they provide a medium for real-time communication, information-gathering, processing and sharing.  Converging all of these networks on a single connectivity platform has many advantages.

Each of Ross Tocher, the Chief Executive Officer and a director of the Company, Glenn Cumyn and Kevin McMillan, directors of the Company, is considered to be a “related party” within the meaning of Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions (“MI 61-101”) in that companies controlled by each of Messrs. Tocher, Cumyn and McMillan are shareholders of SFE Global, and the consideration paid to Messrs. Tocher, Cumyn and McMillan will be considered a “related party transaction” within the meaning of MI 61-101 but is expected to be exempt from the valuation requirement of MI 61-101 by virtue of the exemption contained in section 5.5(b) as the Company’s shares are not listed on a specified market and from the minority shareholder approval requirements of MI 61-101 by virtue of the exemption contained in section 5.7(a) of MI 61-101 in that the fair market value of the consideration paid to the related parties will not exceed 25% of the Company’s market capitalization.

Completion of the Transaction is subject to a number of conditions, including CSE acceptance, if applicable. There can be no assurance that the Transaction will be completed as proposed or at all.

Investors are cautioned that any information released or received with respect to the Transaction may not be accurate or complete and should not be relied upon. Trading in the securities of Qwick should be considered highly speculative.

The CSE has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this news release.

QWICK MEDIA INC.

Ross Tocher
CEO

For further information, please contact:

Ross Tocher
Telephone: 604-818-4909
Email: ross@qwickmedia.com

Forward-Looking Statements

This news release contains forward-looking statements. All statements, other than statements of historical fact that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future are forward-looking statements. Forward-looking statements in this news release include statements regarding: the expected date of closing of the Transaction; the potential benefits of a business combination of Qwick and SFE Global; the future business plans of the Company following the Transaction; exemptions from the valuation and minority shareholder approval requirements contained in MI 61-101; and the consideration to be payable in connection with the closing of the Transaction. The forward-looking statements reflect management’s current expectations based on information currently available and are subject to a number of risks and uncertainties that may cause outcomes to differ materially from those discussed in the forward-looking statements.

Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and, accordingly, undue reliance should not be put on such statements due to their inherent uncertainty. Factors that could cause actual results or events to differ materially from current expectations include, among other things: that the CSE may not approve the Transaction as proposed or at all; that the parties may not be able to satisfy the conditions to closing of the Transaction; general market conditions; and other factors beyond the control of the parties. Qwick expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

QWICK MEDIA INC.

CSE (CNSX): SNP
OTC: QWICKF

AMENDED NEWS RELEASE

QWICK MEDIA CLARIFIES TERMS OF SFE GLOBAL ACQUISITION

Vancouver, BC, March 1, 2019 – Qwick Media Inc. (CSE: QMI; OTC: QWICKF) (the “Company” or “Qwick”) clarifies, further to its initial news release of today’s date regarding the entry into a share purchase agreement (the “Agreement”) dated February 11, 2019 with SFE Global Inc. (“SFE Global”) pursuant to which the Company proposes to purchase all of the issued and outstanding securities of SFE Global (the “SFE Securities”) from the owners of SFE Global (the “Transaction”), that the total consideration payable to the three shareholders of SFE Global in exchange for all of the issued and outstanding SFE Securities is $1,000 cash, to be paid pro-rata to the three shareholders of SFE.

Each of Ross Tocher, the Chief Executive Officer and a director of the Company, Glenn Cumyn and Kevin McMillan, directors of the Company, is considered to be a “related party” within the meaning of Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions (“MI 61-101”) in that companies controlled by each of Messrs. Tocher, Cumyn and McMillan are shareholders of SFE Global, and the consideration paid to Messrs. Tocher, Cumyn and McMillan will be considered a “related party transaction” within the meaning of MI 61-101 but is expected to be exempt from the valuation requirement of MI 61-101 by virtue of the exemption contained in section 5.5(b) as the Company’s shares are not listed on a specified market and from the minority shareholder approval requirements of MI 61-101 by virtue of the exemption contained in section 5.7(a) of MI 61-101 in that the fair market value of the consideration paid to the related parties will not exceed 25% of the Company’s market capitalization.

Completion of the Transaction is subject to a number of conditions, including CSE acceptance, if applicable. There can be no assurance that the Transaction will be completed as proposed or at all.

Investors are cautioned that any information released or received with respect to the Transaction may not be accurate or complete and should not be relied upon. Trading in the securities of Qwick should be considered highly speculative.

The CSE has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this news release.

QWICK MEDIA INC.

Ross Tocher
CEO

For further information, please contact:

Ross Tocher
Telephone: 604-818-4909
Email: ross@qwickmedia.com

Forward-Looking Statements

This news release contains forward-looking statements. All statements, other than statements of historical fact that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future are forward-looking statements. Forward-looking statements in this news release include statements regarding: exemptions from the valuation and minority shareholder approval requirements contained in MI 61-101; and the consideration to be payable in connection with the closing of the Transaction. The forward-looking statements reflect management’s current expectations based on information currently available and are subject to a number of risks and uncertainties that may cause outcomes to differ materially from those discussed in the forward-looking statements.

Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and, accordingly, undue reliance should not be put on such statements due to their inherent uncertainty. Factors that could cause actual results or events to differ materially from current expectations include, among other things: that the CSE may not approve the Transaction as proposed or at all; that the parties may not be able to satisfy the conditions to closing of the Transaction; general market conditions; and other factors beyond the control of the parties. Qwick expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.